UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101) (Amendment No. 1)*

Under the Securities Exchange Act of 1934

Lightning eMotors, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

53228T101
(CUSIP Number)

Robert Fenwick-Smith Aravaipa Venture Fund, LLC 319 Foxtail Court Boulder, Colorado 80305 (303) 323-5661
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53228T101

1		NAMES OF REPORTING PERSONS
Aravaipa Venture Fund, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 53228T101

1		NAMES OF REPORTING PERSONS
Aravaipa Ventures, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 53228T101

1		NAMES OF REPORTING PERSONS
Robert Fenwick-Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
818,931(1)
	8	SHARED VOTING POWER
[0]
	9	SOLE DISPOSITIVE POWER
818,931 (1)
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
818,931(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
1.1%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 235,148 shares of Common Stock issuable upon the exercise of options at a price of $0.58 per share.

(2)	The percentage is based upon the 74,955,725 shares of Common Stock, par value $0.0001 per share, outstanding as of October 29, 2021, based on information included in the Issuer’s Quarterly Report on Form 10-Q filed on November 15, 2021.

Explanatory Note

This Amendment No. 1 (the “Amendment No. 1”), being filed by Aravaipa Venture Fund, LLC (“Aravaipa Venture Fund”), Aravaipa Ventures, LLC (“Aravaipa Ventures”), and Robert Fenwick-Smith (together with Aravaipa Venture Fund and Aravaipa Ventures, the “Reporting Persons”) amends the Schedule 13D initially filed on May 14, 2021 (the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to report (i) the distribution of an aggregate of 4,575,751 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Lightning eMotors, Inc., a Delaware corporation (the “Issuer”), by Aravaipa Venture Fund on a pro rata basis to its members or their permitted transferees, including Aravaipa Ventures, and (ii) that the Reporting Persons ceased to beneficially own more than five percent of the class of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original 13D is hereby amended as follows:

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Amendment No, 1 are incorporated herein by reference.

The aggregate percentage of beneficial ownership of Aravaipa Venture Fund and Aravaipa Ventures is approximately 0% of the outstanding shares of the Common Stock. The aggregate percentage of beneficial ownership of Mr. Fenwick-Smith is approximately 1.1% of the outstanding shares of the Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based upon 74,955,725 shares of Common Stock outstanding as of October 29, 2021, based on information included in the Issuer’s Quarterly Report on Form 10-Q filed on November 15, 2021.

Mr. Fenwick-Smith may be deemed to have beneficial ownership of 818,931 shares of Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c) On November 2, 2022, Aravaipa Venture Fund effected a pro rata distribution without additional consideration of 4,575,751 shares of Common Stock to its members, which resulted in the receipt of 331,704 shares of Common Stock by Mr. Fenwick-Smith.

Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) As of November 2, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2022

ARAVAIPA VENTURE FUND, LLC

By:	/s/ Robert Fenwick-Smith
Name:	Robert Fenwick-Smith
Title:	Co-founding Partner and Member

ARAVAIPA VENTURES, LLC

By:	/s/ Robert Fenwick-Smith
Name:	Robert Fenwick-Smith
Title:	Founder & Managing Partner

ROBERT FENWICK-SMITH

By:	/s/ Robert Fenwick-Smith